CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Step-Up Callable Range Accrual Notes Referencing the S&P 500® Index due December 16, 2022	1,137,827	$10.00	$11,378,270	$811.27

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-4 of this term sheet and beginning on page S-8 of product supplement RANGE-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$11,378,270.00
Underwriting discount (1)	$0.25	$284,456.75
Proceeds, before expenses, to Bank of America Corporation	$9.75	$11,093,813.25

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively.

Merrill Lynch & Co.
December 10, 2010

1,137,827 Units Pricing Date December 10, 2010

Step-Up Callable Range Accrual Notes Settlement Date December 16, 2010

Referencing the S&P 500® Index, Maturity Date December 16, 2022

due December 16, 2022 CUSIP No. 06052R476

$10 principal amount per unit

Term Sheet No. 511

Step-Up Callable Range Accrual Notes

Interest will be payable quarterly at the following rates:

December 16, 2010 to but excluding December 16, 2014, 6.10% per annum multiplied by N/D.

December 16, 2014 to but excluding December 16, 2018, 7.10% per annum multiplied by N/D.

December 16, 2018 to but excluding December 16, 2022, 8.10% per annum multiplied by N/D.

“N” will be the number of Index Business Days in the applicable quarterly Interest Determination Period on which the closing level of the Index is at or above the Reference Index Level of 900. Interest will not accrue on any Index Business Day during an Interest Determination Period on which the closing level of the Index is below the Reference Index Level of 900.

“D” will be the total number of Index Business Days during the applicable Interest Determination Period.

Payment of principal and the final interest payment, if any, at maturity or upon redemption

Subject to early redemption at our option on December 16, 2015 and any subsequent interest payment date

A maturity of twelve years

Payments of interest and repayment of principal at maturity are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Summary

The Step-Up Callable Range Accrual Notes Referencing the S&P 500® Index, due December 16, 2022 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and all payments due on the notes, including repayment of the principal amount, will be subject to the credit risk of BAC.

The notes will provide quarterly interest payments at a rate based upon the number of Index Business Days (as defined below) in the applicable quarterly Interest Determination Period (as defined below) on which the level of S&P 500® Index (the “Index”) is at or above the Reference Index Level of 900, as described below. The maximum annual rate of interest payable on the notes in any quarterly interest period will depend on the applicable interest period. We have the right to redeem all, but not less than all, of the notes on December 16, 2015 and on any subsequent interest payment date. If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk. The notes are not traditional debt securities and, during any interest period, it is possible that the notes will not pay interest or will pay interest at a very low rate.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement RANGE-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Twelve years
Market Measure:	S&P 500® Index (Bloomberg symbol: “SPX”)
Payment at Maturity:	If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of the notes, plus any accrued and unpaid interest, subject to our credit risk.
Interest Rates:

December 16, 2010 to but excluding December 16, 2014, 6.10% per annum multiplied by N/D.

December 16, 2014 to but excluding December 16, 2018, 7.10% per annum multiplied by N/D.

December 16, 2018 to but excluding December 16, 2022, 8.10% per annum multiplied by N/D.

“N” will be the number of Index Business Days in the applicable quarterly Interest Determination Period on which the closing level of the Index is at or above the Reference Index Level. Interest will not accrue on any Index Business Day during an Interest Determination Period on which the closing level of the Index is below the Reference Index Level.

“D” will be the total number of Index Business Days during the applicable Interest Determination Period.

If on any calendar day in an Interest Determination Period, the closing level of the Index is less than the Reference Index Level, interest will accrue at a rate of 0.00% per annum for that day. It is possible that you could receive no interest on the notes for extended periods if the Index level were to remain below the Reference Index Level.

Interest Determination Periods:

Quarterly, with the first period beginning on December 13, 2010 and ending on the fifth scheduled Index Business Day prior to the first interest payment date (inclusive). Thereafter, each Interest Determination Period will begin on the fourth scheduled Index Business Day prior to the most recent interest payment date (inclusive), and will end on the fifth scheduled Index Business Day prior to the next interest payment date (inclusive).

Interest Payment Dates:

Each interest payment date will occur on the 16th of March, June, September, and December, beginning on March 16, 2011, subject to postponement as described in the section entitled “Description of the Notes—Interest” beginning on page S-19 of product supplement RANGE-1.

Day Count Fraction:	30/360
Reference Index Level:	900
Index Business Day:

An Index Business Day means a day on which (1) the New York Stock Exchange and The NASDAQ Stock Market, or their successors, are open for trading and (2) the Index or any successor to the Index is calculated and published.

Market Disruption Events:

If a Market Disruption Event (as defined on page S-23 of product supplement RANGE-1) occurs on any scheduled Index Business Day during an interest period, the closing level of the Index for that day will be the closing level of the Index on the Index Business Day immediately following that day. If the last day of any Interest Determination Period occurs on a date that is not an Index Business Day, or if a Market Disruption Event occurs on that day, the determination of the level of the Index for that day will be postponed to the next Index Business Day on which a Market Disruption Event does not occur. However, no determination will be postponed by more than five scheduled Index Business Days. If any such determination is postponed until the last possible day, and such day is not an Index Business Day, the calculation agent will determine, in its sole discretion, the level of the Index on that date.

Optional Early Redemption:

We have the right to redeem 100% of the notes on December 16, 2015 and on any subsequent interest payment date (each, an “Early Redemption Date”). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice to the trustee at least five business days but not more than 60 calendar days before the specified Early Redemption Date.

Calculation Agent:	Merrill Lynch International (“MLI”), a subsidiary of BAC

Step-Up Callable Range Accrual Notes®	TS-2

Hypothetical Interest Rate Calculations

Examples

Set forth below are five examples of the calculation of the interest rate (rounded to three decimal places) payable on the interest payment date for the interest period beginning on December 13, 2010. The examples are based on a hypothetical interest period that has 90 calendar days, 66 Index Business Days in the related Interest Determination Period, and the applicable maximum interest rate of 6.10% per annum. These examples are for purposes of illustration only. The actual interest rate for any interest period will depend on the actual number of Index Business Days in the applicable Interest Determination Period, the actual number of calendar days in that period, the applicable maximum interest rate, and the actual closing level of the Index on each Index Business Day during the applicable Interest Determination Period.

Example 1: There were no Index Business Days during the Interest Determination Period on which the Index was above the Reference Index Level:

Hypothetical N:	0
Hypothetical D:	66
Hypothetical annual rate:	6.10% × 0/66 = 0.000%
Hypothetical interest rate payable for that quarterly interest period: 0.000% × 90/360 = 0.000%

Example 2: There were 18 Index Business Days during the Interest Determination Period on which the Index was above the Reference Index Level:

Hypothetical N:	18
Hypothetical D:	66
Hypothetical annual rate:	6.10% × 18/66 = 1.664%
Hypothetical interest rate payable for that quarterly interest period: 1.664% × 90/360 = 0.416%

Example 3: There were 36 Index Business Days during the Interest Determination Period on which the Index was above the Reference Index Level:

Hypothetical N:	36
Hypothetical D:	66
Hypothetical annual rate:	6.10% × 36/66 = 3.327%
Hypothetical interest rate payable for that quarterly interest period: 3.327% × 90/360 = 0.832%

Example 4: There were 54 Index Business Days during the Interest Determination Period on which the Index was above the Reference Index Level:

Hypothetical N:	54
Hypothetical D:	66
Hypothetical annual rate:	6.10% × 54/66 = 4.991%
Hypothetical interest rate payable for that quarterly interest period: 4.991% × 90/360 = 1.248%

Example 5: The Index was above the Reference Index Level on each Index Business Day during the Interest Determination Period:

Hypothetical N:	66
Hypothetical D:	66
Hypothetical annual rate:	6.10% × 66/66 = 6.100%
Hypothetical interest rate payable for that quarterly interest period: 6.100% × 90/360 = 1.525%

Step-Up Callable Range Accrual Notes®	TS-3

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement RANGE-1 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	It is possible that you may receive no interest, or only a limited amount of interest, for one or more interest periods.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	In no event will the per annum interest rate for any quarterly interest period exceed the rate that is applicable to that period.

▪	The notes are subject to our early redemption.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the Original Offering Price.

▪	Purchases and sales by us and our affiliates of stocks included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Standard & Poor’s Financial Services LLC (“S&P”) may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, except to the extent that our common stock is included in the Index, we do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	Our business activities relating to the companies included in the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

You should consider the tax consequences of investing in the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below, and “U.S. Federal Income Tax Summary” beginning on page S-27 of product supplement RANGE-1.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will be above or at the Reference Index Level for most or all of the Interest Determination Periods.

▪	You accept that the interest rate applicable to each quarterly interest period during the term of the notes is uncertain and may be 0.00% per annum.

▪

You accept that, even if the Index is above or at the Reference Index Level on each Index Business Day of an Interest Determination Period, the annualized interest rate for the related interest period will not be more than the rate that is applicable to that period.

▪	You are willing to have your notes called prior to maturity on any interest payment date occurring on or after December 16, 2015.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to accept that the payments on the notes depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the Index will not be above or at the Reference Index Level often enough during the term of the notes to provide you with your desired return.

▪	You seek an investment with a guaranteed interest rate applicable to each quarterly interest period, or one that is not limited to the rate that is applicable to that period.

▪	You are not willing to have your notes called prior to maturity.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Step-Up Callable Range Accrual Notes®	TS-4

Other Provisions

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Step-Up Callable Range Accrual Notes®	TS-5

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section beginning on page S-24 of product supplement RANGE-1 entitled “Description of the Notes—Discontinuance of an Index.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

“Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 30, 2010, 404 companies included in the Index traded on the New York Stock Exchange, and 96 companies included in the Index traded on The NASDAQ Stock Market. On November 30, 2010, the average market capitalization of the companies included in the Index was $21.44 billion. As of that date, the largest component of the Index had a market capitalization of $354.19 billion, and the smallest component of the Index had a market capitalization of $1.06 billion.

S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the Index, with the approximate percentage of the market capitalization of the Index included in each group as of November 30, 2010 indicated in parentheses: Consumer Discretionary (10.83%); Consumer Staples (11.00%); Energy (11.73%); Financials (15.31%); Health Care (11.14%); Industrials (10.88%); Information Technology (18.98%); Materials (3.63%); Telecommunication Services (3.08%); and Utilities (3.42%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. The return on the notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount of interest payable on the notes.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

▪	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

▪	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

▪

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

Step-Up Callable Range Accrual Notes®	TS-6

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The following table sets forth the month-end levels of the Index obtained from Bloomberg L.P. for the period from January 2005 through November 2010.

	2005	2006	2007	2008	2009	2010
January	1,181.27	1,280.08	1,438.24	1,378.55	825.88	1,073.87
February	1,203.60	1,280.66	1,406.82	1,330.63	735.09	1,104.49
March	1,180.59	1,294.83	1,420.86	1,322.70	797.87	1,169.43
April	1,156.85	1,310.61	1,482.37	1,385.59	872.81	1,186.69
May	1,191.50	1,270.09	1,530.62	1,400.38	919.14	1,089.41
June	1,191.33	1,270.20	1,503.35	1,280.00	919.32	1,030.71
July	1,234.18	1,276.66	1,455.27	1,267.38	987.48	1,101.60
August	1,220.33	1,303.82	1,473.99	1,282.83	1,020.62	1,049.33
September	1,228.81	1,335.85	1,526.75	1,166.36	1,057.08	1,141.20
October	1,207.01	1,377.94	1,549.38	968.75	1,036.19	1,183.26
November	1,249.48	1,400.63	1,481.14	896.24	1,095.63	1,180.55
December	1,248.29	1,418.30	1,468.36	903.25	1,115.10

Step-Up Callable Range Accrual Notes®	TS-7

The following graph sets forth the monthly historical performance of the Index for the period from January 2005 through November 2010. On the pricing date, the closing level of the Index was 1,240.40. The dotted horizontal line illustrates the Reference Index Level of 900.

The historical data on the Index presented above is not necessarily indicative of the future performance of the Index or what the value of the notes may be. The historical data sets forth only month-end levels of the Index. Interest accruing on the notes is determined in reference to daily levels of the Index. Any month-end trend in the level of the Index is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P shall have no liability for any errors, omissions, or interruptions in the Index. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the notes, or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

“The notes are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us, or the notes. S&P has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the notes into consideration in determining, composing, or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the notes.”

Step-Up Callable Range Accrual Notes®	TS-8

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of product supplement RANGE-1, which you should carefully review prior to investing in the notes. For purposes of that discussion, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement RANGE-1.

Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

A U.S. Holder will be required to recognize interest income equal to the amount of any “positive adjustment” for a note for the taxable year in which a contingent payment is paid (including a payment of interest at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the note that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the note or to reduce the amount realized on a sale, exchange, or redemption of the note and, in the case of a payment at maturity, should result in a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

The following table reflects the issue date of December 16, 2010 and scheduled maturity date of December 16, 2022 for the notes and is based upon a projected payment schedule and a comparable yield equal to 5.61% per annum (compounded semi-annually), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year. The following tables are for tax purposes only.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $10 principal amount per unit of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $10 principal amount per unit of the Notes)
December 16, 2010 through December 31, 2010	0.0218	0.0218
January 1, 2011 through December 31, 2011	0.5610	0.5828
January 1, 2012 through December 31, 2012	0.5610	1.1438
January 1, 2013 through December 31, 2013	0.5610	1.7048
January 1, 2014 through December 31, 2014	0.5610	2.2658
January 1, 2015 through December 31, 2015	0.5610	2.8268
January 1, 2016 through December 31, 2016	0.5610	3.3878
January 1, 2017 through December 31, 2017	0.5610	3.9488
January 1, 2018 through December 31, 2018	0.5610	4.5098
January 1, 2019 through December 31, 2019	0.5610	5.0708
January 1, 2020 through December 31, 2020	0.5610	5.6318
January 1, 2021 through December 31, 2021	0.5610	6.1928
January 1, 2022 through December 16, 2022	0.5392	6.7320

In addition, we have determined the projected payment schedule for the notes as follows:

Taxable Year	Payment on March 16th	Payment on June 16th	Payment on September 16th	Payment on December 16th
2011	$0.1403	$0.1403	$0.1403	$0.1403
2012	$0.1403	$0.1403	$0.1403	$0.1403
2013	$0.1403	$0.1403	$0.1403	$0.1403
2014	$0.1403	$0.1403	$0.1403	$0.1403
2015	$0.1403	$0.1403	$0.1403	$0.1403
2016	$0.1403	$0.1403	$0.1403	$0.1403
2017	$0.1403	$0.1403	$0.1403	$0.1403
2018	$0.1403	$0.1403	$0.1403	$0.1403
2019	$0.1403	$0.1403	$0.1403	$0.1403
2020	$0.1403	$0.1403	$0.1403	$0.1403
2021	$0.1403	$0.1403	$0.1403	$0.1403
2022	$0.1403	$0.1403	$0.1403	$10.1403

Step-Up Callable Range Accrual Notes®	TS-9

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes.

Upon a sale, exchange, or redemption of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or redemption and the holder’s tax basis in the notes. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments under the contingent payment debt regulations), and decreased by the amount of any projected payments for previous periods on the note. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of product supplement RANGE-1.

Step-Up Callable Range Accrual Notes®	TS-10

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement RANGE-1 dated August 27, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510199455/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either though variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market-downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Step-Up Callable Range Accrual Notes®	TS-11